Exhibit 5.1

September 13, 2017

The Carlyle Group L.P.

1001 Pennsylvania Avenue, NW

Washington, DC 20004-2505

Ladies and Gentlemen:

We have acted as counsel to The Carlyle Group L.P., a Delaware limited partnership (the “Partnership”), in connection with the Registration Statement on Form S-3 (File No. 333-220355) (the “Registration Statement”) filed by the Partnership with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), and the issuance by the Partnership of an aggregate amount of 16,000,000 5.875% Series A Preferred Units representing limited partner interests in the Partnership (the “Preferred Units”) pursuant to the Underwriting Agreement, dated September 6, 2017 (the “Underwriting Agreement”), among Carlyle Group Management L.L.C., a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), the Partnership, Carlyle Holdings I L.P., a Delaware limited partnership, Carlyle Holdings II L.P., a Québec société en commandite, Carlyle Holdings III L.P., a Québec société en commandite, and the several underwriters named therein.

We have examined the Registration Statement; the Second Amended and Restated Agreement of Limited Partnership of the Partnership, dated September 13, 2017 (the “Partnership Agreement”), among the General Partner and the limited partners party thereto; and the Underwriting Agreement. We also have examined the originals, or duplicates or certified or conformed copies, of such records, agreements, documents and other instruments and have made such other investigations as we have deemed relevant and necessary in connection with the opinions hereinafter set forth. As to questions of fact material to this opinion, we have relied upon certificates or comparable documents of public officials and of officers and representatives of the Partnership and the General Partner.

The Carlyle Group L.P.	2	September 13, 2017

In rendering the opinion set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents. We also have assumed that the Limited Partners will not participate in the control of the business of the Partnership.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that the Preferred Units have been duly authorized and, upon payment and delivery in accordance with the Partnership Agreement and the Underwriting Agreement, the Preferred Units will be validly issued and holders of the Preferred Units will have no obligation to make payments or contributions to the Partnership or its creditors solely by reason of their ownership of the Preferred Units.

We do not express any opinion herein concerning any law other than the Delaware Revised Uniform Limited Partnership Act.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Current Report on Form 8-K of the Partnership filed with the Commission on the date hereof in connection with the offer and sale of the Preferred Units by the Partnership and to the use of our name under the caption “Legal Matters” in the prospectus included in the Registration Statement.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

SIMPSON THACHER & BARTLETT LLP